Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Goldfield Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-72241 and No. 333-201028) on Form S-8 of The Goldfield Corporation of our reports dated March 11, 2020, with respect to the consolidated balance sheets of The Goldfield Corporation as of December 31, 2019 and 2018, and the related consolidated statements of income, cash flows, and stockholders’ equity for each of the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10-K of The Goldfield Corporation.

Our report on the consolidated financial statements contains an explanatory paragraph relating to the Company changing its method of accounting for leases.

/s/ KPMG LLP

Orlando, Florida

March 11, 2020